UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the transition period from              to

Commission file number 1-13782

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Westinghouse Air Brake Technologies Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

Westinghouse Air Brake Technologies Corporation

1001 Air Brake Avenue

Wilmerding, PA 15148

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

Form 11-K Annual Report Pursuant To Section 15(D) of

the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2003

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

DECEMBER 31, 2003 AND 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Westinghouse Air Brake Technologies Corporation Savings Plan and Participants:

We have audited the accompanying statements of net assets available for benefits of the Westinghouse Air Brake Technologies Corporation Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, PA

June 11, 2004

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Investments in Master Trust, at market value	$118,045,180	$93,207,285
Employee contributions receivable	387,626	378,461
Employer contributions receivable	2,891,439	2,708,635
Participant loans	2,799,665	2,379,878

Net assets available for benefits	$124,123,910	$98,674,259

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended 2003	December 31, 2002
Net assets available for benefits, beginning of year	$98,674,259	$103,696,081

Increases:
Employee contributions	6,000,972	5,769,728
Employer contributions	4,903,584	4,222,729
Transfer in from other plans and employee rollovers	1,199,561	11,200,268
Net appreciation in fair value of investments in Master Trust	18,044,012	—

Investment income:
Interest and dividends	2,276,272	2,202,490

Total increases	32,424,401	23,395,215

Decreases:
Benefit payments	6,938,042	14,195,674
Net depreciation in fair value of investments in Master Trust	—	14,207,091
Administrative expenses	36,708	14,272

Total decreases	6,974,750	28,417,037

Net increase (decrease)	25,449,651	(5,021,822)

Net assets available for benefits, end of year	$124,123,910	$98,674,259

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document and Summary Plan Description for more complete information.

General

The Westinghouse Air Brake Technologies Corporation Savings Plan (the Plan), effective March 9, 1990, amended and restated effective January 1, 1997, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC). All salaried nonbargaining employees of Westinghouse Air Brake Technologies Corporation and its subsidiaries (the Company) are eligible to participate upon their hire date. Collective bargaining employees in Wilmerding and Greensburg are eligible to participate in the Plan, but are not eligible for employer matching contributions.

Contributions

Participants may contribute, through payroll deductions, employee elective contributions from 1% to 20% of their compensation, limited to $12,000 in 2003. In addition, participants may contribute employee after-tax contributions from 1% to 20% of their compensation in 2003. Participants who were 50 years or older during the calendar year 2003 were allowed to contribute up to $2,000 in catch-up contributions in addition to the 20% maximum.

Participant total annual contributions may not exceed the contribution limits under Section 415(c) of the IRC. In addition, the combination of an employee’s elective contribution and after-tax contribution could not exceed 20% of his/her compensation in 2003 and 2002.

The Company makes an annual contribution of 3% of a nonbargaining participant’s eligible compensation, as long as the Company employs the participant at December 31. In addition, the Company makes a matching contribution of up to 3% of the nonbargaining participant’s contributions.

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives offered under the Plan.

Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals—A participant may withdraw any amount of the vested portion of his/her employer matching account, employer after-tax account, and rollover accounts once in any six-month period. Once a participant has reached age 59-1/2, he/she can withdraw any portion of his/her employee elective account.

Hardship Withdrawals—In the case of hardship, as defined in the plan document, the participant can receive 100% of his/her employee elective account. Hardship withdrawals are limited to once every plan year. Employee contributions cannot be made to the Plan for a period of six months following the hardship withdrawal.

Loans

Participants may receive loans from the Plan. At no time shall the loans of the participant exceed the lesser of 50% of the value of the participant’s vested balance of his/her accounts, reduced by any outstanding loan balance, or $50,000. The loans bear interest based on prevailing commercial rates as determined quarterly by the plan administrator. The interest rates on participant loans range from 5% to 10.5%.

Vesting

Employee contributions are at all times 100% vested and nonforfeitable. Plan participants become 100% vested in employer contributions after three years of service as described in the Summary Plan Description.

Transfer In from Other Plans

In 2003, assets allocated to the Service Center hourly employees, who were participants in the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees (the Hourly Plan), were transferred into the Westinghouse Air Brake Technologies Corporation Savings Plan. In 2002, assets allocated to plan participants who were previously part of the Wabtec Corporation Employee Stock Ownership Plan were transferred into the Westinghouse Air Brake Technologies Corporation Savings Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting. Certain expenses incurred by the plan administrator, investment manager and trustee for their services and costs in administering the Plan are paid directly by the Company.

Investments

Investments are valued at their market values based on published quotes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3. INVESTMENTS

Principles of Presentation

The net assets of the Plan are held in a Master Trust (Trust). The Trust consists of the following plans at December 31, 2003:

•	Westinghouse Air Brake Technologies Corporation Savings Plan

•	Wabtec Supplement Plan

The statements of net assets available for benefits present the assets held in the Trust for the benefit of the Plan’s participants. Each of the plans shares pro rata in the commonly held investment of the Trust. Investment income and realized and unrealized appreciation (depreciation) in the fair value of investments are allocated to the Plan based upon the relationship of net assets of the Plan at the beginning of the reportable period to total net assets of the Trust. Cash and accrued income are allocated to the Plan based on the relationship of the Plan’s investments to total investments. The Plan’s net assets represent 96% of the net assets of the Master Trust.

At December 31, 2003 and 2002 investments in the Master Trust are as follows:

	December 31
	2003	2002
Market value as determined by quoted market price:
Westinghouse Air Brake Technologies Corporation common stock	$13,219,345	$12,006,698
Mutual funds	109,108,347	83,241,984

Total investments in Master Trust	$122,327,692	$95,248,682

For the years ended December 31, 2003 and 2002, investment income for the Master Trust is as follows:

	Years ended December 31
	2003	2002
Net appreciation (depreciation) in fair value of investments:
Westinghouse Air Brake Technologies Corporation common stock	$2,341,804	$1,139,109
Mutual funds	16,378,725	(15,724,925)

	18,720,529	(14,585,816)
Interest & dividends	2,219,077	2,065,433

Total investment gain (loss)	$20,939,606	$(12,520,383)

Investment Options

The trustee of the investments is Fidelity Management Trust Company (Fidelity) per the Trust Agreement dated June 21, 1990. Fidelity maintains the investments and provides record-keeping functions for the Plan.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants’ accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant’s account in a single lump-sum payment.

5. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 27, 2002, stating that the Plan is qualified under Section 410 (a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. SUBSEQUENT EVENT

Immediately following the end of the 2003 plan year, the Wabtec Supplement Plan was merged into the Plan and all of the Wabtec Supplement Plan’s assets were transferred to the Plan. In compliance with applicable regulatory requirements, the balances of the accounts established in the Plan for the transferred amounts were not less than the balances of such accounts in the Wabtec Supplement Plan immediately before the transfer.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

Description of Investment	Fair Value
Loan Fund
* Participant loans	$2,799,665

(Interest at rates ranging from 5.0% to 10.5%, maturing at various dates through 2012)	$2,799,665

*	Indicates party-in-interest.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westinghouse Air Brake Technologies Corporation

By	/s/ Scott E. Wahlstrom
Scott E. Wahlstrom
Vice President, Human Resources and Plan Administrator of the Westinghouse Air Brake Technologies Corporation Savings Plan

June 25, 2004